                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                              CECO Environmental Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001-858-109
                    ------------------------------------
                                 (CUSIP Number)

Phillip DeZwirek, 111 Elizabeth Street, Suite 600, Toronto, Ontario CANADA M5G 1P7
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              November 7, 1996
        -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   001-858-109                          PAGE  2    OF  12    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Icarus Investment Corp.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         OO (no change of ownership is reported)

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,334,360
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,334,360
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,334,360
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.18%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   00-858-109                           PAGE  3    OF  12    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Phillip DeZwirek

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


           PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Canadian citizen
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            755,497
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             1,334,360
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        755,497
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        1,334,360
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,089,857
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.84%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   001-858-109                          PAGE  4    OF  12    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jason Louis DeZwirek

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00 (no change of ownership is reported)

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Canadian citizen
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,598,666
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             1,334,360
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,598,666
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        1,334,360
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,001,026
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.97%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 150-034-106                                             Page  5  of 12


     Amendment No. 3 to Schedule 13D filed by Icarus Investment Corp. ("Icarus"), Phillip DeZwirek and Jason Louis DeZwirek relating to the issuance of warrants to purchase shares of common stock of CECO Environmental Corp. ("CECO") to Phillip DeZwirek.

Item 2-7 inclusive for Icarus Investment Corp.

Item 2.  Identity and Background.

     (a)  Name:  Icarus Investment Corp.

     (b)  Business Address (Principal Business and Office Address) and Principal
          Business:

          111 Elizabeth Street
          Suite 600
          Toronto, Ontario
          CANADA M5G 1P7

          The principal business of Icarus is private investments.

     (c)  Place of Organization:

          Canada

     (d) During the past five years, Icarus has not been convicted in a criminal proceeding.

     (e) During the past five years Icarus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Icarus was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

     Icarus purchased the shares of CEC that it owns with its capital. Mr. Phillip DeZwirek and Mr. Jason DeZwirek each own 50% of the outstanding stock of Icarus.

Item 4.  Purpose of the Transaction.

     Icarus purchased its shares of CEC for investment and for purposes of control of CEC.

Item 5.  Interest in the Securities of the Issuer.

CUSIP No. 150-034-106                                             Page  6  of 12


     (a) Icarus beneficially owns 1,334,360 shares of common stock of CEC or 18.18% of the outstanding common stock of CEC. Icarus owns all of such shares directly.

     (b) Icarus has sole voting power and sole dispositive power with respect to the 1,334,360 shares of common stock of CEC that it owns.

     (c) Icarus has not engaged in any transaction in common stock of CEC that it owns.

     (d) No other person (other than the principals of Icarus identified above) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of CEC owned by Icarus. The interest of Icarus relates to a more than 5% interest in the common stock of CEC.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     A joint filing statement is filed as an exhibit to this Amendment No. 3 to
Schedule 13D.

Item 2-7 inclusive for Phillip DeZwirek.

Item 2.  Identity and Background.

     (a)  Name:  Phillip DeZwirek

     (b)  Business Address:

          111 Elizabeth Street
          Suite 600
          Toronto, Ontario
          CANADA  M5G 1P7

     (c) Phillip DeZwirek's principal occupations are Chairman of the Board and the Chief Executive Officer of CEC, Chairman of the Board of Digital Fusion Multimedia Corp, Chairman of the Board and Vice President of CECO Filters, Inc., President of Can-Med and President of Technapower Industries Corp., and a private investor.

CUSIP No. 150-034-106                                            Page  7  of 12


     The principal business address of CEC, Digital Fusion Multimedia Corp and Can-Med is 111 Elizabeth Street, Suite 600, Toronto, Ontario, CANADA M5G 1P7. The principal business address of CECO Filters, Inc. is 1027-29 Conshohocken Road, Conshohocken, PA 19428-0683. The principal business address of Technapower Industries Corp. is 375 Rabro Drive, Hauppauge, New York 11788.

     (d) During the past five years, Phillip DeZwirek has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years Phillip DeZwirek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. DeZwirek was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

     (f)  Phillip DeZwirek is a Canadian citizen.

Item 3.  Sources and Amount of Funds or Other Consideration.

     Phillip DeZwirek purchased the shares of common stock of CEC that he owns through his 50% ownership of Icarus with his personal funds. Mr. DeZwirek purchased the shares of common stock of CEC that he owns directly, including the warrants to purchase 750,000 shares of common stock of CEC, with his personal funds.

Item 4.  Purpose of the Transaction.

     Phillip DeZwirek purchased his shares of Icarus and his shares of common stock of CEC, including the warrants to purchase 750,000 shares of common stock of CEC, for investment and for purposes of control of CEC.

Item 5.  Interest in the Securities of the Issuer.

     (a) Phillip DeZwirek is deemed to beneficially own all 1,334,360 shares of common stock of CEC owned by Icarus and the 5,497 shares of CEC that he owns directly and the securities underlying the warrants to purchase 750,000 shares of common stock of CEC, which represents 25.84% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 750,000 shares of common stock of CEC). Of such amount 16.50% is attributable to Mr. DeZwirek's ownership of shares of common stock of CEC indirectly through Icarus and 9.34% is attributable to Mr. DeZwirek's direct ownership of shares of common stock of CEC.

CUSIP No. 150-034-106                                            Page  8  of 12



     (b) As a result of Phillip DeZwirek being the Chief Executive Officer and a 50% shareholder of Icarus, Mr. DeZwirek controls Icarus. Phillip DeZwirek has shared voting power and shared dispositive power with respect to the 1,334,360 shares of common stock of CEC owned by Icarus. Such power is shared with Jason DeZwirek. Phillip DeZwirek has sole voting and sole dispositive power with respect to the 5,497 shares of common stock of CEC and the warrants to purchase 750,000 shares of common stock of CEC that he owns directly.

     (c) Phillip DeZwirek has not engaged in any transaction in common stock of CEC, except as follows: on November 7, 1996, Phillip DeZwirek purchased from CEC warrants to purchase 750,000 shares of common stock of CEC for an aggregate purchase price of $10.00, or $.00001333 per warrant. The exercise price of each warrant is $1.75 per share. Mr. DeZwirek has served as the Chief Executive Officer and Chief Financial Officer of CEC for many years without salary. The issuance of the warrants to Mr. DeZwirek was authorized by the Board of Directors of CEC.

     (d) Phillip DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Jason Louis DeZwirek is the only person other than Phillip DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of common stock of CEC owned by Icarus. Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the shares of, the common stock of CEC, including the common stock underlying the warrants to purchase common stock of CEC, owned directly by him. The interests of Icarus, Phillip DeZwirek and Jason DeZwirek in the common stock of CEC relate to more than 5% interests in the common stock of CEC.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     A joint filing statement is filed as an exhibit to this Amendment No. 3 to
Schedule 13D.

Item 2-7 inclusive for Jason Louis DeZwirek.

Item 2.  Identity and Background

CUSIP No. 150-034-106                                            Page  9  of 12


     (a)  Name:  Jason Louis DeZwirek

     (b)  Business Address:

          111 Elizabeth Street
          Suite 600
          Toronto, Ontario
          CANADA M5G 1P7

     (c) Jason Louis DeZwirek's principal occupation is as an executive with Digital Fusion Multimedia Corp. located at 111 Elizabeth Street, Suite 600, Toronto, Canada. Mr. DeZwirek is also the adult son of Phillip DeZwirek.

     (d) During the past five years, Mr. Jason Louis DeZwirek has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years Mr. Jason Louis DeZwirek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. DeZwirek was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

     (f)  Jason Louis DeZwirek is a Canadian citizen.

Item 3.  Sources and Amount of Funds or Other Consideration.

     Mr. DeZwirek purchased the shares of CEC that he owns through IntroTech Investments, Inc. ("IntroTech") by exchanging with CEC newly issued shares of CEC for shares of CECO Filters, Inc., a Delaware corporation, a one-for-one basis. Mr. DeZwirek is the sole owner of IntroTech. Mr. DeZwirek purchased the 50% of the shares of common stock of Icarus on March 26, 1993 for cash and a promissory note.

Item 4.  Purpose of the Transaction.

     Jason Louis DeZwirek acquired his shares of Icarus for investment and for purposes of control of CEC.

Item 5.  Interest in Securities of Issuer.

     (a) Jason Louis DeZwirek beneficially owns 2,933,026 shares or 39.97% of the outstanding common stock of CEC.

CUSIP No. 150-034-106
                                                               Page  10  of 12


     (b) Jason Louis DeZwirek owns 1,598,666 shares of CEC common stock through IntroTech, representing 21.78% of the outstanding common stock of CEC. Mr. DeZwirek has sole voting and sole dispositive power with respect to such shares. Mr. DeZwirek has shared voting and shared dispositive power with respect to the 1,334,360 shares of CEC owned by Icarus, which represents 18.18% of CEC's outstanding common stock. Jason Louis DeZwirek shares voting and dispositive power with respect to the 1,334,360 shares of CEC common stock owned by Icarus with Phillip DeZwirek. Phillip DeZwirek and Jason Louis DeZwirek each own 50% of the stock of Icarus. Jason Louis DeZwirek is the adult son of Phillip DeZwirek.

     (c) Jason Louis DeZwirek acquired his 50% interest in Icarus on March 26, 1993, from Lawrence I. Goodman for cash and a promissory note.

     (d) Jason Louis DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Phillip DeZwirek is the only other person other than Jason Louis DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of CEC owned by Icarus. Jason Louis DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of CEC owned by him through his ownership of the stock of IntroTech.

          The interests of Icarus, and Messrs. Phillip DeZwirek and Jason Louis DeZwirek in the common stock of CEC relate to more than 5% interests in the common stock of CEC.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Material to Be Filed as Exhibits.

     A joint filing statement is filed as an exhibit to this Amendment No. 3 to
Schedule 13D.

CUSIP No. 150-034-106                                            Page  11  of 12




                                   Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 1996                    ICARUS INVESTMENTS CORP.
        -----------

                                            By:/s/ Phillip DeZwirek
                                            ------------------------
                                            Phillip DeZwirek
                                            Chief Executive Officer



                                            /s/ Phillip DeZwirek
                                            ------------------------
                                            Phillip DeZwirek



                                            /s/ Jason Louis DeZwirek
                                            ------------------------
                                            Jason Louis DeZwirek

CUSIP No. 150-034-106                                            Page  12  of 12





                   EXHIBIT TO AMENDMENT NO. 3 TO SCHEDULE 13D
                            DATED NOVEMBER 21, 1996
                                       OF
                            ICARUS INVESTMENT CORP.
                                PHILLIP DeZWIREK
                                      AND
                              JASON LOUIS DeZWIREK


                             JOINT FILING AGREEMENT

  Icarus Investment Corp. ("Icarus"), Phillip DeZwirek and Jason Louis DeZwirek hereby agree that the Amendment No. 3 to Schedule 13D to which this statement is attached is filed on behalf of Icarus, Phillip DeZwirek and Jason DeZwirek and that any amendments to this Schedule 13D may be filed on behalf of Icarus, Phillip DeZwirek and Jason DeZwirek.

                                              ICARUS INVESTMENT CORP.


                                              By:/s/ Phillip DeZwirek
                                                 ----------------------------
                                                 Phillip DeZwirek
                                                 Chief Executive Officer

                                                 /s/Phillip DeZwirek
                                              -------------------------------
                                                 Phillip DeZwirek


                                                 /s/Jason Louis DeZwirek
                                              -------------------------------
                                                 Jason Louis DeZwirek